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03002091

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING JAN 29 2003 WASH. D.C. 181 SECTION

SEC FILE NUMBER
8- 51550

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/01 (MM/DD/YY) AND ENDING 11/30/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Avondale Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3102 West End Avenue
(No. and Street)

Nashville (City) Tennessee (State) 37203 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Randall R. Harness (615) 467 - 3513
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kraft Bros., Esstman, Patton & Harrell, PLLC
(Name – *if individual, state last, first, middle name*)

404 James Robertson Pkwy, Suite 1200 (Address) Nashville (City) Tennessee (State) 37219 (Zip Code)

CHECK ONE:

- x ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 13 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, JOEL D. OERTLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AVONDALE PARTNERS, LLC, as of NOVEMBER 30, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

VP FINANCE
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- NA ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- NA ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2002

AVONDALE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

NOVEMBER 30, 2002

ASSETS

Cash	$	810,703
Deposits with clearing broker		359,563
Receivable from clearing broker		149,032
Receivable from customers, net of allowance for doubtful accounts of $3,500		32,335
Receivable from related parties - Note 5		29,936
Notes receivable from employees - Note 5		42,710
Prepaid expenses and other assets - Note 3		109,265
Furniture, equipment and improvements - at cost, less accumulated depreciation of $54,906 - Note 4		220,556
TOTAL ASSETS	$	1,754,100

LIABILITIES AND MEMBER'S EQUITY

LIABLITIES		
Accounts payable and accrued expenses - Note 5	$	546,342
COMMITMENTS - Note 6		
MEMBER'S EQUITY		1,207,758
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,754,100

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED NOVEMBER 30, 2002

REVENUES	
Commission income	$ 1,207,138
Interest and dividend income	45,128
Principal transactions	813,665
Investment banking income	957,933
Other - Note 6	46,531
TOTAL REVENUES	3,070,395
EXPENSES	
Compensation and benefits - Note 5	3,710,837
Floor brokerage and clearance fees	393,264
Communication and technology	573,786
Interest	2,156
Occupancy	420,580
Advertising and market development	409,089
Other - Note 5	395,073
TOTAL EXPENSES	5,904,785
NET LOSS	$ (2,834,390)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

FOR THE YEAR ENDED NOVEMBER 30, 2002

BALANCE - DECEMBER 1, 2001	$ 1,395,122
Member's capital contributions - Note 5	2,656,200
Member's withdrawals - Note 5	(9,174)
Net loss for the year	(2,834,390)
BALANCE - NOVEMBER 30, 2002	$ 1,207,758

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED NOVEMBER 30, 2002

OPERATING ACTIVITIES	
Net loss	$ (2,834,390)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation	46,824
(Increase) decrease in operating assets:	
Deposits with clearing broker	473,286
Receivable from clearing broker	100,408
Receivable from customers	(19,288)
Receivable from related parties	(29,936)
Prepaid expenses	3,702
Marketable securities owned	278,547
Increase (decrease) in operating liabilities:	
Securities sold, net yet purchased	(407,262)
Accounts payable and accrued expenses	121,944
Total Adjustments	568,225
NET CASH USED IN OPERATING ACTIVITIES	(2,266,165)
INVESTING ACTIVITIES	
Purchase of furniture and equipment	(133,086)
Loans to employees	26,550
NET CASH USED IN INVESTING ACTIVITIES	(106,536)

(continued on next page)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

STATEMENT OF CASH FLOWS (CONTINUED)

FOR THE YEAR ENDED NOVEMBER 30, 2002

FINANCING ACTIVITIES	
Cash capital contributions from Avondale Group, LLC	2,556,200
NET CASH PROVIDED BY FINANCING ACTIVITIES	2,556,200
NET INCREASE IN CASH	183,499
CASH - beginning of year	627,204
CASH - end of year	$ 810,703
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION	
Cash payments for:	
Interest expense	$ 2,156
NON-CASH FINANCING ACTIVITY:	
Payable converted to member's equity - Note 5	$ 100,000
Payable for capital distribution to member - Note 5	$ (9,174)

The accompanying notes are an integral part of the financial statements.

AVONDALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS

NOVEMBER 30, 2002

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Avondale Partners, LLC (the "Company") is a Tennessee limited liability company, which began operations on January 8, 1999, as Convertible Desk, LLC ("Convertible"). On August 31, 2001, the majority of the net assets of Convertible were distributed to its members. Simultaneously, the members sold their membership interests in Convertible (which primarily consisted of its National Association of Securities Dealers broker-dealer license) to Avondale Group, LLC (100% owner). On September 1, 2001, Avondale Group, LLC contributed approximately $2,066,000 in cash, and transferred approximately $98,500 in net liabilities to Convertible. The net liabilities were contributed at Avondale Group, LLC's net book value. On September 9, 2001, Convertible changed its name to Avondale Partners, LLC.

The Company is engaged in three primary lines of business as a securities broker-dealer, which include equity research, investment banking, and equity capital markets, primarily for institutional investors. The Company is headquartered in Nashville, Tennessee, and also has an office in Yardley, Pennsylvania.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company incurred a net loss of $2,834,390 for the year ended November 30, 2002. The net loss indicates that the Company's continuation as a going concern is dependent upon its ability to maintain adequate capitalization or financing and, ultimately, to achieve profitable operations. Management has budgeted the realization of significant revenues from its investment banking operations during the next fiscal year and has a commitment for additional equity contributions from its member.

Fiscal year

The Company has adopted a November 30 fiscal reporting year for financial statement purposes. Tax returns are filed on a December 31 calendar year basis.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash equivalents

The Company considers all highly liquid instruments purchased with a maturity of three months or less to be cash equivalents. At November 30, 2002, the Company had no cash equivalents.

Deposits with clearing broker

In connection with its proprietary account with First Clearing Corporation, the Company has agreed to maintain a deposit account equal to or greater than the margin requirements on securities with a minimum balance of $100,000.

Securities transactions

Gains and losses arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. All of the Company's trading activities are cleared through First Clearing Corporation.

Marketable securities are valued at market value, and securities not readily marketable are valued at estimated fair value as determined by management. At November 30, 2002, the Company had no marketable securities owned or sold, not yet purchased.

Furniture, equipment and improvements

Furniture and equipment are recorded at cost. Depreciation is computed on an accelerated method over the estimated useful lives of the assets, which range from 1½ to 7 years.

Prepaid expenses and other assets

Prepaid expenses and other assets are reported at net amortized cost. Prepaid assets are amortized by the straight-line method over the life of the asset.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Advertising and market development costs

Advertising and market development costs are expensed as incurred.

Income taxes

The Company is treated as a partnership for federal income tax purposes. Consequently, all taxable income, gains and losses of the Company are passed through to the member. The Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Commission income

Commission income and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Principal transactions

Principal transactions are recorded as the difference between the acquisition cost of the security and the selling price or current fair market value and is comprised of realized and unrealized gains (losses) on security transactions.

Investment banking income

Investment banking income includes gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. The Company recognizes investment banking income on the offering date, sales concessions on the trade date, and underwriting fees at the time the underwriting is completed and income is reasonably determinable. Retainers are recognized in the period received or receivable.

Payments to members of related parties

Payments to members of related parties are intended as compensation for services rendered and are accounted for as compensation and benefits expense rather than allocations of net income or loss.

Interest expense

The Company may from time to time finance its security positions via a margin account with its clearing broker. The margin account bears interest at a rate that fluctuates daily.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Concentration of risk

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Statement of Financial Accounting Standards No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by the use of high quality financial institutions.

NOTE 3 - PREPAID EXPENSES AND OTHER ASSETS

Prepaid expenses and other assets consist of the following at November 30, 2002:

Prepaid insurance and medical benefits	$ 19,113
Miscellaneous other prepaid expenses	46,282
Deposits	20,964
Other	22,906
Total	$ 109,265

NOTE 4 - FURNITURE, EQUIPMENT AND IMPROVEMENTS

Furniture, equipment and improvements consist of the following at November 30, 2002:

Furniture and fixtures	$ 19,286
Technology equipment	189,774
Office equipment	58,851
Leasehold improvements	7,551
	275,462
Accumulated depreciation	(54,906)
Furniture, equipment and improvements, net	$ 220,556

Depreciation expense for the year ended November 30, 2002 totaled $46,824.

NOTE 5 - TRANSACTIONS WITH AFFILIATES

Receivables from related parties

During 2002, the Company paid various expenses on behalf of Avondale Group, LLC (its member) and Avondale Equity Partners, LLC (a member of Avondale Group, LLC). In addition, the Company incurred expenses of $20,000 payable to Avondale Group, LLC for administrative services, which are reported in other expenses. As of November 30, 2002, the Company has a receivable from Avondale Group, LLC of $28,636 and a receivable from Avondale Equity Partners, LLC of $1,300.

Notes receivable from employees

The Company has three unsecured forgiveable notes receivable from employees (original face value of $25,000 each). The notes bear interest annually at the short-term monthly applicable federal rate, as published pursuant to the Federal Internal Revenue Code (2.07% as of November 30, 2002). The principal and interest on the notes will be reduced and recognized by the employees as compensation expense ratably over the terms of the notes, contingent upon the employee's continuous employment with the Company over the note period. The term of the notes is for three years ending in 2004, unless the employee ceases to be employed with the Company, in which case the unpaid principal balance and accrued interest will be immediately due and payable.

Payables to employees

As of November 30, 2002, the Company has a payable of $27,365 to various employees for 2002 expense reimbursements reported in accounts payable and accrued expenses.

Conversion of accrued liability to member's equity

During 2002, an employee of the Company, who is also an owner of Avondale Group, LLC ("Group"), contributed his $100,000 receivable from the Company (for a bonus that was accrued and recognized by the Company in the prior year) to Group for additional membership units in Group. Simultaneously, Group transferred the receivable as a capital contribution back to the Company. The net effect of these transactions to the Company was the non-cash conversion of the Company's $100,000 accrued liability to the employee to member's equity in 2002.

Payments to members of related parties

During 2002, the Company paid $2,929,488 to employees who are also members of related parties for compensation and guaranteed payments.

NOTE 5 - TRANSACTIONS WITH AFFILIATES (CONTINUED)

Consulting arrangement with former member

In September 2001, the Company entered into a consulting arrangement with a former member of Convertible (the "consultant") for a period not to exceed one year. The arrangement provides for the Company to pay $29,000 in consulting fees to the consultant in installments over the term of the agreement, which expired September 13, 2002. Fees paid under the arrangement for the year ended November 30, 2002, totaled $15,300.

NOTE 6 - COMMITMENTS

The Company leases office space in Nashville, Tennessee, and Yardley, Pennsylvania, under non-cancelable operating leases that expire February 2011 and February 2006, respectively. In addition, the Company subleases a portion of its Nashville office space to an outside party under a non-cancelable sublease agreement, which expires in February 2011.

The Company also subscribes to communication and data services and leases office equipment under cancelable contracts that expire over the next three fiscal years.

As of November 30, 2002, aggregate future lease commitments and sublease rental income total the following:

	Lease Commitment	Sublease Rental Income	Net Commitment
Fiscal year 2003	$ 550,119	$ (180,275)	$ 369,844
Fiscal year 2004	517,556	(185,683)	331,873
Fiscal year 2005	515,791	(191,254)	324,537
Fiscal year 2006	511,928	(207,391)	304,537
Fiscal year 2007	530,094	(217,319)	312,775
Thereafter	1,855,330	(760,616)	1,094,714
Total	$ 4,480,818	$ (1,742,538)	$ 2,738,280

Total expense incurred under all such agreements for the year ended November 30, 2002, amounted to $471,074. Total sublease income for the year ended November 30, 2002 amounted to $43,863 and is reported in other income.

AVONDALE PARTNERS, LLC

NOTES TO FINANCIAL STATEMENTS (CONTINUED)

NOVEMBER 30, 2002

NOTE 7 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Company routinely sells securities that it does not currently own and, therefore, will be obligated to purchase such securities at a future date. The Company records these obligations at the current market values of the related securities and will incur a loss if the market value of the securities is higher at the purchase date. The Company had no securities sold, not yet purchased at November 30, 2002.

NOTE 8 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At November 30, 2002, the Company had regulatory net capital of $772,956, which was $672,956 in excess of its required net capital of $100,000. The Company's percent of aggregate indebtedness to net capital ratio was .71 to 1.

SUPPLEMENTAL SCHEDULES

AVONDALE PARTNERS, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF NOVEMBER 30, 2002

Net Capital	
Total member's equity from the Statement of Financial Condition	$ 1,207,758
Deductions and/or charges:	
Nonallowable assets from the Statement of Financial Condition:	
Furniture, equipment, and improvements, net	(220,556)
Other assets	(214,246)
Total deductions and/or charges	(434,802)
Net capital before haircuts on securities positions	772,956
Haircuts on securities	-
Net Capital	$ 772,956
Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 546,342
Total aggregate indebtedness	$ 546,342
Computation of Basic Net Capital Requirement	
Net capital requirement	$ 100,000
Excess net capital	$ 672,956
Excess net capital at 1000%	$ 718,322
Percentage of aggregate indebtedness to net capital	0.71

AVONDALE PARTNERS, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

NOVEMBER 30, 2002

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

NOVEMBER 30, 2002

Avondale Partners, LLC is exempt from the provisions of Rule 15c3-3 under the exemption provided in Section K(2)(ii) of the Rule.

AVONDALE PARTNERS, LLC

RECONCILATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

AS OF NOVEMBER 30, 2002

Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of November 30, 2002)

Net capital, as reported in Company's Part II (unaudited Focus report)	$ 772,956
Correction of haircuts on securities	-
Net audit adjustments	-
Net capital per audit	$ 772,956

AVONDALE PARTNERS, LLC

RECONCILATION BETWEEN THE AUDITED AND UNAUDITED
STATEMENTS OF FINANCIAL CONDITION
WITH RESPECT TO METHODS OF CONSOLIDATION

NOVEMBER 30, 2002

Not applicable.

AVONDALE PARTNERS, LLC

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED

NOVEMBER 30, 2002

None.

AVONDALE PARTNERS, LLC
NASHVILLE, TENNESSEE

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

NOVEMBER 30, 2002

CONTENTS

	PAGE
FORM X-17A-5, PART III	1 - 2
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES	3
FINANCIAL STATEMENTS	
Statement of Financial Condition	4
Statement of Operations	5
Statement of Changes in Member's Equity	6
Statement of Cash Flows	7 - 8
Notes to Financial Statements	9 - 15
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital Under Rule 15c3-1	16
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	17
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	18
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	19
Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation	20
Material Inadequacies Found to Exist or Found to Have Existed	21
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL	22 - 23

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

We have audited the accompanying statement of financial condition of Avondale Partners, LLC (the "Company") as of November 30, 2002, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Avondale Partners, LLC at November 30, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kraft Bros., Esstman, Patton & Harrell, PLLC

Nashville, Tennessee
January 6, 2003

1200 Parkway Towers • 404 James Robertson Pkwy. • Nashville, TN 37219 • Phone 615-242-7351 • Fax 615-256-1952 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the McGladrey Network

KraftCPAs

Kraft Bros., Esstman, Patton & Harrell, PLLC
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Executive Committee and Member
Avondale Partners, LLC
Nashville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of Avondale Partners, LLC (the "Company") for the year ended November 30, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and to the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

1200 Parkway Towers ◦ 404 James Robertson Pkwy. ◦ Nashville, TN 37219 ◦ Phone 615-242-7351 ◦ Fax 615-256-1952 ◦ www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee ◦ An independently owned member of the McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures were adequate at November 30, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Executive Committee and Member, management, the SEC, the New York Stock Exchange and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft Bros., Eastman, Patton & Harrell, PLLC

Nashville, Tennessee
January 6, 2003